Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHONGQING TRUST

Reference is made to the announcements of the Company dated 23 March 2017 and 31 May 2017 and the circular of the Company dated 12 April 2017 in relation to the existing framework agreement entered into between the Company and Chongqing Trust, which will expire on 31 December 2019.

The Board wishes to announce that the Company proposes to continue the daily transactions (which mainly include the subscription and redemption of trust products) with Chongqing Trust after expiry of the existing framework agreement, and proposes to enter into the Framework Agreement with Chongqing Trust by 31 December 2019.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% by CLIC and 40% by the Company, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the transactions under the Framework Agreement are more than 0.1% but less than 5%, the transactions under the Framew ork Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcements of the Company dated 23 March 2017 and 31 May 2017 and the circular of the Company dated 12 April 2017 in relation to the existing framework agreement entered into between the Company and Chongqing Trust, which will expire on 31 December 2019.

The Board wishes to announce that the Company proposes to continue the daily transactions (which mainly include the subscription and redemption of trust products) with Chongqing Trust after expiry of the existing framework agreement, and proposes to enter into the Framework Agreement with Chongqing Trust by 31 December 2019.

PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT

Parties

The Company

Chongqing Trust

Scope of Transactions

Under the Framework Agreement, the Company and Chongqing Trust will enter into certain daily transactions, including:

(a)

Subscription and redemption of trust products: the Company (as the principal and beneficiary) will subscribe for or redeem the trust units under the collective fund trust scheme established or managed by Chongqing Trust (as the trustee), and Chongqing Trust will receive the trustee’s remuneration from the trust assets under the collective fund trust scheme.

(b)

Other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by Chongqing Trust from the Company, leasing of assets (mainly office space) by Chongqing Trust from the Company, mutual provision of information system services and promotional and referral services, as well as other daily transactions permitted by laws and regulations.

Pricing and Payment

Pricing of the transactions under the Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

Subscription and redemption of trust products: at the time of the Company’s subscription of trust products, the Company shall pay to Chongqing Trust the subscription amount in full. When the trust scheme expires or the Company successfully makes an application for redemption before expiry of the trust scheme, Chongqing Trust shall distribute the trust principal and benefits to the Company in accordance with the provisions of the trust contract or the reply slip of the redemption application (as the case may be). Chongqing Trust shall receive the trustee’s remuneration from the trust assets.

(b)

Other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The term of the Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Framework Agreement.

HISTORICAL FIGURES

The historical transaction amounts of the above transactions between the Company and the Chongqing Trust for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

	RMB in million
	For the year ended 31 December 2017	For the year ended 31 December 2018	For the six months ended 30 June 2019
Total amount of subscription and redemption of trust products (Note 1)	8,174.00	11,439.89	5,780.01
Trustee’s remuneration (Note 2)	0	4.92	6.96
Fees for other daily transactions	0	0	0

Notes:

1.	For the avoidance of doubt, the amounts of subscription and redemption of trust products are not netted for the purpose of calculating the historical figures.
2.	The trustee’s remuneration is paid from the trust assets.

ANNUAL CAPS

The Company estimates that the annual caps for the transactions under the Framework Agreement for the three years ending 31 December 2022 will be as follows:

	RMB in million
	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Total amount of subscription and redemption of trust products (Note 1)	30,000	30,000	30,000
Trustee’s remuneration (Note 2)	500	500	500
Fees for other daily transactions	100	100	100

Notes:

1.	For the avoidance of doubt, the amounts of subscription and redemption of trust products are not netted for the purpose of calculating the annual caps.
2.	The trustee’s remuneration is paid from the trust assets.

In determining the annual caps on the amount of subscription and redemption of trust products, the Company has taken into account the factors such as the type and amount of trust products expected to be issued by Chongqing Trust, the estimated demand of the Company for trust products, the expected frequency of redemption of the trust products, and the expected development of the PRC insurance industry and the PRC trust market.

In determining the annual caps on the fees for other daily transactions, the Company has taken into account the factors such as the number of employees of Chongqing Trust, the insurance expenditure per person, expected rent and area of office space for leasing, demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Trust Products

The subscription and redemption of trust products is expected to generate investment returns for the Company. The expected rate of return of trust products will be set forth in the trust contracts. It shall be determined mainly based on the investment returns from the management and operation of the trust assets, less any taxes and levies to be borne by the trust assets. The rate of return of trust assets shall be determined mainly based on the prevailing benchmark interest rate for loans with the same term as published by the People’s Bank of China, having taken into account the factors such as the credit risk premium and liquidity risk premium associated with the investment of trust assets, as well as the supply and demand of market funds. The principles and formula for the calculation of trust benefits, together with the timing and order of priority for the distribution of trust principal and benefits, will be specified in the relevant trust contract and prospectus of the trust scheme, and equally apply to all beneficiaries of the same type under the same trust scheme. The trustee’s remuneration shall be paid to Chongqing Trust out of the trust assets, and its fee rate shall be determined with reference to the prices offered by no less than five comparable trust companies in the market, and equally apply to all beneficiaries under the same trust scheme.

Other Daily Transactions

In determining the prices for the other daily transactions contemplated under the Framework Agreement, the business departments of the Company usually obtain two or more reference prices from various independent companies offering/purchasing identical or similar services/products. In particular, the price for the sale of insurance products under other daily transactions is determined by the Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including Chongqing Trust). In addition, the rent for the leasing of office space by Chongqing Trust from the Company under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Company will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Company. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the transactions under the Framework Agreement are comparable to those of the relevant transactions that are conducted by the Company with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions under the Framework Agreement will be no less favorable than those entered into by the Company with independent third parties.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE FRAMEWORK AGREEMENT

The investment by the Company in the trust products issued by Chongqing Trust and the entering into of other daily transactions with Chongqing Trust will help expand the investment channels of the Company’s insurance funds, develop its investment business and broaden its income stream, thus achieving better investment returns for the shareholders of the Company. It will also be conducive to the consolidation of investment resources within the China Life system, so as to further enhance the value of the Company’s brand.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the Framework Agreement are conducted by the Company in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the Framework Agreement are fair and reasonable.

As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui may be regarded as having interests in the transactions under the Framework Agreement, they have abstained from voting on the resolution of the Board to approve the transactions under the Framework Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% by CLIC and 40% by the Company, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the transactions under the Framework Agreement are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CBIRC.

The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the People’s Bank of China. Chongqing Trust has 5 shareholders in total, of which Tongfang Guoxin Inv estment Holding Co., Ltd. ( 同方國信投資控股有限公司) is the largest shareholder with a shareholding of 66.99%, and China Life Investment Holding Company Limited (國壽投資控股有限公司), a wholly-owned subsidiary of CLIC, is the second largest shareholder with a shareholding of 26.04%.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“Chongqing Trust”	重慶國際信託股份有限公司 (Chongqing International Trust Inc.), a joint stock limited liability company established under the laws of the PRC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Framework Agreement”	the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions 《( 信託產品 認（申 ）購、贖回及其他日常交易 框架協議》) to be entered into between the Company and Chongqing Trust

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 19 December 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie